EXHIBIT 99.1

Nuvei Enters Definitive Agreement to Acquire Paya

Proposed Acquisition Would Create a Preeminent Payment Technology Provider with Strong Positions in Global eCommerce, Integrated Payments and B2B

MONTREAL & ATLANTA, January 9, 2023 – Nuvei Corporation (“Nuvei” or the “Company”) (Nasdaq: NVEI) (TSX: NVEI), the Canadian fintech company, and Paya Holdings Inc. (“Paya”) (Nasdaq: PAYA), a leading provider of integrated payment and commerce solutions in the U.S., today announced that they have entered into a definitive agreement whereby Nuvei will acquire Paya in an all-cash transaction at USD $9.75 per share for total consideration of approximately $1.3 billion.

“The proposed acquisition of Paya is a powerful next step in the evolution of Nuvei, creating a preeminent payment technology provider with strong positions in global eCommerce, Integrated Payments and business-to-business (“B2B”),” said Philip Fayer, Nuvei’s Chair and Chief Executive Officer. “The proposed transaction will combine two people-first, technology-led, high-growth payment platforms. It will accelerate our integrated payment strategy, diversify our business into key high-growth non-cyclical verticals with large addressable end markets and enhance the execution of our growth plan.”

"We are pleased to have reached this transaction with Nuvei, which is a testament to the incredible talent at Paya, and will deliver immediate and significant cash value to Paya shareholders,” said Jeff Hack, Paya’s Chief Executive Officer. “We continue to see strong momentum in our high-growth and underpenetrated middle market partners in durable end-markets, and believe that Nuvei’s resources will enable us to continue our mission of solving complex business problems with easy-to-use payment solutions.”

 Strategic Rationale and Benefits of the Transaction

•	Enhances Nuvei’s ability to execute on high-growth integrated payment opportunities

o	Paya’s deep software integrations with 300+ independent software vendor (“ISV”) platforms and end-to-end commerce solutions position Nuvei to capitalize on the domestic and global software-led market opportunity

o	Plugs Paya’s highly complementary integrated payment capabilities into Nuvei’s global technology platform for an enhanced customer proposition and incremental growth opportunities

o	Integrated payments is the highest-growth card payments distribution channel in the U.S.[1] For 2021, roughly 41% of new merchants in the US were signed from the integrated payments channel[2]

1 Bain Future of Payments report, 2023.

2 Flagship Advisory Partners report, 2022.

•	Diversifies Nuvei’s business across high-growth, underpenetrated and non-cyclical end markets each with a large estimated total addressable market (“TAM”)

o	Paya has a strong footprint in key non-cyclical verticals, including B2B goods and services (estimated $1.2 trillion TAM)[3], healthcare (estimated $235 billion TAM)[4], non-profit and education (estimated $145 billion TAM)[4], and government and utilities (estimated $130 billion TAM)[4]

•	Expands Nuvei’s capabilities into large and growing B2B

o	Paya’s deep enterprise resource planning (ERP) integrations and end-to-end commerce solutions position Nuvei to capitalize on the domestic and global B2B opportunity

o	The U.S. B2B payments middle market is expected to grow at a 10%+ compound annual growth rate (CAGR) (2019-2026) with an estimated market size of $2.3 trillion in 2026[3]

•	Amplifies Nuvei’s existing growth strategy

o	Establishes Paya’s leading ISV and B2B capabilities in Nuvei’s global markets

o	Accelerates growth by offering Nuvei’s solutions into Paya’s partners and customers in the U.S.

o	Broadens strong ISV and eCommerce capabilities to enter new markets

o	Expands M&A scope to include ISV, B2B and proprietary software opportunities

•	Reinforces Nuvei’s compelling financial profile

o	On a combined basis[5] for the last twelve months (“LTM”) ended September 30, 2022, Combined Total volume[6] was approximately $167 billion, Combined Revenue[7] was approximately $1.1 billion, and Combined Adjusted EBITDA[7] was approximately $429 million (which does not include up to $21 million of estimated run-rate cost synergies expected to be achieved within 24 months)[8], and Combined Adjusted EBITDA less capital expenditures was approximately $380 million[7]. Nuvei’s LTM net income and revenue was $65 million and $835 million, respectively, and Paya’s LTM net income and revenue was $9.5 million and $277 million, respectively.

3 Cantor Fitzgerald Initiating Coverage report, June 2021.

4 Paya Company Overview Presentation, August 2020. Based on 2019 U.S. Card Volume.

5 Combined metrics presented in this press release are based on the summation of Nuvei’s financial information for the LTM period ended September 30, 2022 combined with Paya’s financial information for the LTM period ended September 30, 2022, before giving effect to the acquisition, advances and funds expected to be drawn under the credit facilities and without any pro forma or other adjustments. See “Presentation of Financial Information” below.

6 Combined Total volume does not represent revenue earned by the Company or Paya, as applicable, but rather the total dollar value of transactions processed by merchants under contractual agreement with the Company or payments processed by Paya’s customers through its services, respectively.

7 Combined Adjusted EBITDA, Combined Adjusted EBITDA less capital expenditures and Combined Revenue are non-IFRS measures. These measures are not recognized measures under IFRS and do not have standardized meanings prescribed by IFRS and therefore may not be comparable to similar measures presented by other companies. See “Non-IFRS and Other Financial Measures.”

8 Integration-related costs required to realize such cost synergies estimated at approximately $4.5 million in the aggregate.

Transaction Details

The transaction has been unanimously approved by each party’s Board of Directors, and the Board of Directors of Paya intends to recommend the transaction to Paya’s stockholders. Pursuant to the terms of the agreement, Nuvei will commence a tender offer to acquire all outstanding shares of Paya for $9.75 per share in cash (approximately $1.3 billion of enterprise value (“EV”) for Paya). The closing of the tender offer will be subject to certain conditions, including the tender of shares representing at least a majority of the total number of Paya’s outstanding shares, the expiration or termination of the antitrust waiting period, and other customary conditions. Following the successful completion of the tender offer, Nuvei will acquire all remaining shares not tendered in the tender offer through a second-step merger at the same price. The transaction is expected to close by the end of the first quarter of 2023.

The purchase price represents a 25% premium to the January 6, 2023 closing price and a 30% premium to the 90-day volume-weighted average share price (“VWAP”). The implied transaction multiple is approximately 13x EV/2023E Adjusted EBITDA9 based on consensus estimates for Paya (once the full benefit of expected synergies is taken into account). Paya’s net income for the LTM period ended September 30, 2022 was $9.5 million.

Nuvei expects to finance the acquisition with a combination of cash on hand, an existing credit facility and a new committed $600 million first lien secured credit facility (the “New Credit Facility”).10

Nuvei’s net leverage ratio, defined as the ratio of consolidated net debt outstanding (outstanding credit facilities less cash), to consolidated adjusted EBITDA, calculated in accordance with the terms of Nuvei’s credit agreement, is expected to be less than 3x upon (and giving effect to) the closing of the transaction.

The proposed transaction is expected to deliver up to $21 million of estimated run-rate cost synergies within 24 months, as well as provide attractive revenue synergy upside potential by bringing Nuvei’s global capabilities as additional offerings to Paya’s partners and customers. The transaction is expected to be accretive to adjusted EPS in 2023.

An investment fund affiliated with GTCR LLC has entered into a tender and support agreement pursuant to which it has agreed, among other things, to tender its Paya shares pursuant to the tender offer, subject to certain conditions. This stockholder currently represents approximately 34% of the outstanding shares of Paya’s common stock.

The Merger Agreement also includes customary termination provisions for both Nuvei and Paya, and provides that, in connection with the termination of the Merger Agreement under specified circumstances, including termination by Paya to accept and enter into an agreement with respect to a superior proposal, Paya will pay Nuvei a termination fee of approximately $38 million.

Advisors

9 Based on 2023 consensus estimates according to FactSet, assuming the full benefit of estimated run-rate cost synergies of approximately $21 million are taken into consideration, but excluding integration-related costs required to realize such cost synergies estimated at approximately $4.5 million in the aggregate.

10 Senior secured pari passu first lien reducing revolving credit facility. Maturity is expected to be coterminous with Nuvei’s existing term loan facility.

Barclays Capital Inc. is serving as the lead financial advisor to Nuvei. BMO Capital Markets, RBC Capital Markets and Evercore Group LLC have also provided financial advice to Nuvei.

Bank of Montreal and Royal Bank of Canada have provided committed financing to Nuvei. Davis Polk & Wardwell LLP and Stikeman Elliott LLP are serving as legal advisors.

J.P. Morgan Securities LLC and Raymond James & Associates, Inc. are serving as financial advisors to Paya and Kirkland & Ellis LLP is serving as Paya’s legal advisor.

Conference Call and Webcast Information

Nuvei’s management team will host a conference call to discuss details about the acquisition today, Monday, January 9, 2023, at 8:30 am ET. The conference call will be webcast live from the Company’s investor relations website at https://investors.nuvei.com under the “Events & Presentations” section. A replay will be available on the investor relations website following the call.

The conference call can also be accessed live over the phone by dialing 877-425-9470 (US/Canada toll-free), or 201-389-0878 (international). A replay will be available one hour after the call and can be accessed by dialing 844-512-2921 (US/Canada toll-free), or 412-317-6671 (international); the conference ID is 13735404. The replay will be available through Monday, January 16, 2023.

About Nuvei

Nuvei (NASDAQ: NVEI) (TSX: NVEI) is the Canadian fintech company accelerating the business of clients around the world. Nuvei’s modular, flexible and scalable technology allows leading companies to accept next-gen payments, offer all payout options and benefit from card issuing, banking, risk and fraud management services. Connecting businesses to their customers in more than 200 markets, with local acquiring in 47 markets, 150 currencies and 586 alternative payment methods, Nuvei provides the technology and insights for customers and partners to succeed locally and globally with one integration.

For more information, visit www.nuvei.com

About Paya Holdings

Paya (NASDAQ: PAYA) is a leading provider of integrated payment and frictionless commerce solutions that help customers accept and make payments, expedite receipt of money, and increase operating efficiencies. The company processes over $40 billion of annual payment volume across credit/debit card, ACH, and check, making it a top provider of payment processing in the US. Paya serves more than 100,000 customers through over 2,000 key distribution partners focused on targeted, high growth verticals such as healthcare, education, non-profit, government, utilities, and other B2B end markets. The business has built its foundation on offering robust integrations into front-end CRM and back-end accounting systems to enhance customer experience and workflow. Paya is headquartered in Atlanta, GA, with operations in Reston, VA, Fort Walton Beach, FL, Mt. Vernon, OH, and Dallas, TX.

Additional Information and Where to Find It

The tender offer described in this document has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of Paya nor is it a substitute for any tender offer materials that Merger Sub

(“Merger Sub”), a subsidiary of Nuvei, or Nuvei will file with the U.S. Securities and Exchange Commission (the “SEC”) upon commencement of the tender offer. A solicitation and an offer to buy shares of Paya will be made only pursuant to a Tender Offer Statement on Schedule TO, including an offer to purchase, a letter of transmittal and other related materials, that Merger Sub intends to file with the SEC. At the time the tender offer is commenced, Paya will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the tender offer.

INVESTORS AND STOCKHOLDERS OF PAYA ARE URGED TO READ THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION, INCLUDING THE TERMS AND CONDITIONS OF THE TENDER OFFER. SUCH DOCUMENTS SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TENDER OFFER.

The Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, will be sent to all stockholders of Paya at no expense to them. Free copies of these materials and certain other offering documents will be available by directing requests for such materials to the information agent for the offer, which will be named in the Tender Offer Statement. Investors and stockholders of Paya will be able to obtain free copies of these materials (if and when available) and other documents containing important information about Paya and the proposed transaction once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Paya will be available free of charge on Paya’s website at www.Paya.com under the heading “Investors.”

No Offer or Solicitation

This communication is for information purposes only and is not intended to and does not constitute, or form part of, an offer, invitation or the solicitation of an offer or invitation to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of any securities, or the solicitation of any vote or approval in any jurisdiction, pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. The proposed transaction will be implemented solely pursuant to the terms and conditions of the Merger Agreement between Nuvei and Paya, dated January 8, 2023, which contain the full terms and conditions of the proposed transaction.

Presentation of Financial Information

All dollar amounts set forth in this press release are in United States dollars.

References to “LTM” in this press release means the trailing twelve-month period ended September 30, 2022. Nuvei’s financial information for the LTM period ended September 30, 2022 presented herein has been derived by adding Nuvei’s unaudited interim consolidated financial information for the nine months ended September 30, 2022 to its unaudited consolidated financial information for the three months ended December 31, 2021 presented in the MD&A for the year ended December 31, 2021 and 2020. Paya’s financial information for the LTM period ended September 30, 2022 presented herein has been derived by adding Paya's unaudited interim consolidated financial information for the nine months ended September 30, 2022 to its audited consolidated financial information for the fiscal year ended December 31, 2021 and subtracting its unaudited interim consolidated financial information for the nine months ended September 30, 2021.

Nuvei’s financial statements are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”), and any financial information of Nuvei included in this press release has been derived from Nuvei’s annual or interim financial statements prepared in accordance with IFRS and has been prepared using accounting policies that are consistent with IFRS. Paya’s financial statements are prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP"), and any financial information of Paya included in this press release has been derived from Paya’s annual or interim financial statements prepared in accordance with U.S. GAAP and has been prepared using accounting policies that are consistent with U.S. GAAP.

IFRS differs in certain material respects from U.S. GAAP. The financial information of Paya presented in this press release has not been adjusted to give effect to the differences between U.S. GAAP and IFRS or to accounting policies that comply with IFRS and as applied by Nuvei, nor has such financial information been conformed from accounting principles under U.S. GAAP to IFRS as issued by the IASB, and thus may not be directly comparable to Nuvei’s financial information prepared in accordance with IFRS. However, we have assessed the differences between U.S. GAAP and IFRS and have determined the impact to be immaterial on the combined financial metrics presented in this press release, such that no adjustments would be necessary.

Combined metrics presented in this press release are based on the summation of Nuvei’s financial information for the LTM period ended September 30, 2022 combined with Paya’s financial information for the LTM period ended September 30, 2022, before giving effect to the acquisition, advances and funds expected to be drawn under the committed credit facility and without any pro forma or other adjustments. The presentation of financial information on a combined basis does not comply with IFRS. The combined financial information included in this press release is unaudited and does not purport to be indicative of the Company’s results of operations and financial condition had Nuvei and Paya operated as a combined entity during the periods presented, and should not be considered as a prediction of the financial information that will result from the operations of the Company on a consolidated basis following the acquisition.

Non-IFRS and Other Financial Measures

The information presented in this press release includes non-IFRS financial measures, and supplementary financial measures, of Nuvei, namely Nuvei Adjusted EBITDA, Nuvei Adjusted EBITDA less capital expenditures, Combined Adjusted EBITDA, Combined Adjusted EBITDA less capital expenditures, Combined Revenue, Nuvei Total volume and Combined Total volume. These measures are not recognized measures under IFRS and do not have standardized meanings prescribed by IFRS and therefore may not be comparable to similar measures presented by other companies, including Paya’s. Rather, these measures are provided as additional information to complement IFRS measures by providing further understanding of our results of operations from our perspective. Accordingly, these measures should not be considered in isolation nor as a substitute for analysis of the Company’s financial statements reported under IFRS. These measures are used to provide investors with additional insight of Nuvei’s operating performance and thus highlight trends in Nuvei’s core business that may not otherwise be apparent when relying solely on IFRS measures. Nuvei also believes that securities analysts, investors and other interested parties frequently use these non-IFRS and other financial measures in the evaluation of issuers. Nuvei also uses these measures in order to facilitate operating performance comparisons from period to period, to prepare annual operating budgets and forecasts and to determine components of management compensation. Nuvei believes these measures are important additional measures of its performance, primarily because they and similar measures are used widely among others in the payment technology industry as a means of evaluating a company’s underlying operating performance.

The information in this press release also includes non-U.S. GAAP financial measures, and supplementary financial measures, of Paya, namely Paya Adjusted EBITDA, Paya Adjusted EBITDA less capital expenditures, and Paya Payment volume. These measures are not recognized measures under U.S. GAAP and do not have standardized meanings prescribed by U.S. GAAP and therefore may not be comparable to similar measures presented by other companies, including Nuvei’s. Rather, these measures are provided as additional information to complement U.S. GAAP measures by providing further understanding of Paya’s results of operations. Accordingly, these measures should not be considered in isolation nor as a substitute for analysis of Paya’s financial statements reported under U.S. GAAP. Paya discloses Paya Adjusted EBITDA because this non-U.S. GAAP measure is a key measure used by it to evaluate its business, measure its operating performance and make strategic decisions. Paya believes Paya Adjusted EBITDA is useful for investors and others in understanding and evaluating its operations results in the same manner as Paya. However, Paya Adjusted EBITDA is not a financial measure calculated in accordance with U.S. GAAP and should not be considered as a substitute for net income, income before income taxes, or any other operating performance measure calculated in accordance with U.S. GAAP. Using this non-U.S. GAAP financial measure to analyse Paya’s business would have material limitations because the calculations are based on the subjective determination of management regarding the nature and classification of events and circumstances that investors may find significant. In addition, although other companies in its industry may report measures titled adjusted EBITDA or similar measures, such non-U.S. GAAP financial measures may be calculated differently from how Paya calculates non-U.S. GAAP financial measures, which reduces their overall usefulness as comparative measures. Because of these limitations, you should consider these non-U.S. GAAP financial measures alongside other financial performance measures, including net income and Paya’s other financial results presented in accordance with U.S. GAAP.

Non-IFRS and Non-U.S. GAAP Financial Measures

Nuvei Adjusted EBITDA: Nuvei uses Adjusted EBITDA as a means to evaluate operating performance, by eliminating the impact of non-operational or non-cash items. Adjusted EBITDA is defined as net income (loss) before finance costs (recovery), finance income, depreciation and amortization, income tax expense, acquisition, integration and severance costs, share-based payments and related payroll taxes, loss (gain) on foreign currency exchange, and legal settlement and other.

Nuvei Adjusted EBITDA less capital expenditures: Nuvei uses Adjusted EBITDA less capital expenditures (acquisition of intangible assets and property and equipment) as a supplementary indicator of operating performance. In the third quarter of 2022, Nuvei retrospectively modified the label of this measure from “Free cash flow” in order to clearly reflect its composition.

Paya Adjusted EBITDA: Paya Adjusted EBITDA represents earnings before interest and other expense, income taxes, depreciation, and amortization, or EBITDA and further adjustments to EBITDA to exclude certain non-cash items and other non-recurring items that Paya believes are not indicative of ongoing operations.

Paya Adjusted EBITDA less capital expenditures: Paya Adjusted EBITDA less capital expenditures is used as a supplementary indicator of Paya’s operating performance, and represents Paya Adjusted EBITDA less capital expenditures (purchases of property and equipment).

Combined Adjusted EBITDA: Combined Adjusted EBITDA is defined as the summation of Nuvei Adjusted EBITDA for the LTM period ended September 30, 2022 combined with Paya Adjusted EBITDA for the LTM period ended September 30, 2022, before giving effect to the acquisition, advances and funds expected to be drawn under an existing credit facility and the New Credit Facility and without any pro forma or other adjustments. Nuvei believes that this measure is useful supplemental information that may assist investors in assessing the acquisition.

Combined Adjusted EBITDA less capital expenditures: Combined Adjusted EBITDA less capital expenditures is defined as the summation of Nuvei Adjusted EBITDA less capital expenditures for the LTM period ended September 30, 2022 combined with Paya Adjusted EBITDA less capital expenditures for the LTM period ended September 30, 2022, before giving effect to the acquisition, advances and funds expected to be drawn under an existing credit facility and the New Credit Facility and without any pro forma or other adjustments. Nuvei believes that this measure is useful supplemental information that may assist investors in assessing the acquisition.

Combined Revenue: Combined Revenue is defined as the summation of Nuvei’s revenue under IFRS for the LTM period ended September 30, 2022 combined with Paya’s revenue under U.S. GAAP for the LTM period ended September 30, 2022, before giving effect to the acquisition, advances and funds expected to be drawn under an existing credit facility and the New Credit Facility and without any pro forma or other adjustments. Nuvei believes that this measure is useful supplemental information that may assist investors in assessing the acquisition.

Supplementary Financial Measures

Nuvei and Paya monitor the following key performance indicators to help them evaluate their business, measure their performance, identify trends affecting their business, formulate business plans and make strategic decisions. These key performance indicators may be calculated in a manner that differs from similar key performance indicators used by other companies.

Nuvei Total volume and eCommerce volume: Nuvei Total volume and similar measures are used widely among others in the payments industry as a means of evaluating a company’s performance. Nuvei defines Nuvei Total volume as the total dollar value of transactions processed in the period by customers under contractual agreement with it. Nuvei eCommerce volume is the portion of Nuvei Total volume for which the transaction did not occur at a physical location. Nuvei Total volume and Nuvei eCommerce volume do not represent revenue earned by Nuvei. Total volume includes acquiring volume, where Nuvei is in the flow of funds in the settlement transaction cycle, gateway/technology volume, where it provides its gateway/technology services but are not in the flow of funds in the settlement transaction cycle, as well as the total dollar value of transactions processed relating to APMs and payouts. Since Nuvei’s revenue is primarily sales volume and transaction-based, generated from merchants’ daily sales and through various fees for value-added services provided to its customers, fluctuations in Nuvei Total volume will generally impact its revenue.

Paya Payment volume: Paya Payment volume is defined as the total dollar amount of all payments processed by Paya customers through its services.

Combined Total volume: Combined Total volume means the summation of Nuvei Total volume for the LTM period ended September 30, 2022 combined with Paya Payment volume for the LTM period ended September 30, 2022, before giving effect to the acquisition and without any pro forma or other adjustments.

Reconciliation of Nuvei Total volume, Nuvei Revenue, Nuvei Adjusted EBITDA, Nuvei Adjusted EBITDA less capital expenditures and Nuvei Net income for the trailing twelve months ended September 30, 2022

	Three months ended December 31, 2021	Nine months ended September 30, 2022	Twelve months ended September 30, 2022
(in U.S. dollars)	$	$	$
Total volume (in billions)	31.5	87.4	118.9
Revenue (in millions)	211.9	623.0	834.9
Adjusted EBITDA (in millions)	91.5	265.6	357.1
Adjusted EBITDA less capital expenditures (in millions)	81.8	231.8	313.6
Net income (in millions)	12.3	52.6	64.9

Reconciliation of Nuvei Adjusted EBITDA and Nuvei Adjusted EBITDA less capital expenditures to Nuvei Net income

	Three months ended December 31, 2021	Nine months ended September 30, 2022	Twelve months ended September 30, 2022
(In millions of U.S. dollars)	$	$	$

Net income	12.3	52.6	64.9
Finance cost	5.0	13.6	18.6
Finance income	(0.6)	(6.4)	(7.0)
Depreciation and amortization	25.9	79.8	105.7
Income tax expense	7.5	19.8	27.4
Acquisition, integration and severance costs(a)	8.8	21.5	30.3
Share-based payments and related payroll taxes(b)	34.7	103.8	138.4
Loss (gain) on foreign currency exchange	(2.5)	(20.4)	(22.9)
Legal settlement and other(c)	0.2	1.4	1.6
Adjusted EBITDA	91.5	265.6	357.1
Acquisition of property and equipment, and intangible assets	(9.6)	(33.8)	(43.5)
Adjusted EBITDA less capital expenditures	81.8	231.8	313.6
(a)	These expenses relate to:

(i)	professional, legal, consulting, accounting and other fees and expenses related to Nuvei’s acquisition activities and financing activities. For the nine months ended September 30, 2022 and the three months ended December 31, 2021, those expenses were $6.2 million and $4.3 million respectively. These costs are presented in the professional fees line item of selling, general and administrative expenses.

(ii)	acquisition-related compensation. For the nine months ended September 30, 2022 and the three months ended December 31, 2021, those expenses were $14.3 million and $4.5 million respectively. These costs are presented in the employee compensation line item of selling, general and administrative expenses.

(iii)	change in deferred purchase consideration for previously acquired businesses. Gains of $1.0 million was recognized for the nine months ended September 30, 2022. No amount was recognized in 2021. These amounts are presented in selling, general and administrative expenses.

(iv)	severance and integration expenses. For the nine months ended September 30, 2022, those expenses were $2.1 million. those expenses were immaterial for the three months ended December 31, 2021. These expenses are presented in selling, general and administrative expenses.

(b)	These expenses represent expenses recognized in connection with stock options and other awards issued under share-based plans as well as related payroll taxes that are directly attributable to share-based payments. For the nine months ended September 30, 2022 and the three months ended December 31, 2021, the expenses were comprised of non-cash share-based payments of $103.7 million and $32.9 million respectively, as well as respectively $0.1 million and $1.7 million of cash expenses for related payroll taxes.

(c)	This line item primarily represents legal settlements and associated legal costs, as well as non-cash gains, losses and provisions and certain other costs. These costs are presented in selling, general and administrative expenses.

Reconciliation of Paya Payment volume, Paya Revenue, Paya Adjusted EBITDA, Paya Adjusted EBITDA less capital expenditures and Paya Net income (loss) for the trailing twelve months ended September 30, 2022

	Year ended December 31, 2021	Nine months ended September 30, 2021	Calculated three months ended December 31, 2021	Nine months ended September 30, 2022	Twelve months ended September 30, 2022
(in U.S. dollars)	$	$	$	$	$
Payment volume (in billions)	42.9	31.2	11.7	36.6	48.3
Revenue (in millions)	249.4	182.3	67.1	209.9	277.0
Adjusted EBITDA (in millions)	65.2	47.9	17.3	54.2	71.5
Adjusted EBITDA less capital expenditures (in millions)	59.5	42.9	16.6	50.0	66.6
Net income (loss) (in millions)	(0.8)	(5.1)	4.3	5.2	9.5

Reconciliation of Paya Adjusted EBITDA and Paya Adjusted EBITDA less capital expenditures to Paya Net income (loss)

	Year ended December 31, 2021	Nine months ended September 30, 2021	Calculated three months ended December 31, 2021	Nine months ended September 30, 2022	Twelve months ended September 30, 2022
(in millions U.S. dollars)	$	$	$	$	$
Net income (loss)	(0.8)	(5.1)	4.3	5.2	9.5
Depreciation & amortization	30.0	22.4	7.6	24.1	31.7
Income tax expense	1.3	2.6	(1.3)	3.4	2.1
Interest and other expense	22.1	19.0	3.1	8.3	11.4
EBITDA	52.6	38.9	13.7	41.0	54.7

Transaction-related expenses(a)	3.0	2.4	0.6	3.0	3.6
Stock-based compensation(b)	3.7	2.5	1.2	5.6	6.8
Restructuring costs(c)	2.2	1.2	1.0	2.4	3.4
Discontinued service costs(d)	0.2	0.2	—	0.3	0.3
Non-recurring public company start-up costs	1.1	0.8	0.3	0.4	0.7
Contingent non-income tax liability	0.8	0.8	—	0.1	0.1
Other costs(e)	1.6	1.1	0.5	1.4	1.9
Total adjustments	12.6	9.0	3.6	13.2	16.8
Adjusted EBITDA	65.2	47.9	17.3	54.2	71.5
Purchases of property and equipment	(5.7)	(5.0)	(0.7)	(4.2)	(4.9)
Adjusted EBITDA less capital expenditures	59.5	42.9	16.6	50.0	66.6

(a)	Represents professional service fees related to mergers and acquisitions such as legal fees, consulting fees, accounting advisory fees, and other costs.

(b)	Represents non-cash charges associated with stock-based compensation expense, which has been, and will continue to be for the foreseeable future, a significant recurring expense in our business and an important part of our compensation strategy.

(c)	Represents costs associated with restructuring plans designed to streamline operations and reduce costs including costs associated with the relocation of facilities, certain staff restructuring charges including severance, certain executive hires, and acquisition related restructuring charges.

(d)	Represents costs incurred to retire certain tools, applications and services that are no longer in use.

(e)	Represents non-operational gains or losses, non-standard project expense, and non-operational legal expense.

Reconciliation of Combined Total volume, Combined Revenue, Combined Adjusted EBITDA and Combined Adjusted EBITDA less capital expenditures for the trailing twelve months ended September 30, 2022

	Nuvei	Paya	Combined
(in U.S. dollars)	$	$	$
Total volume and Payment volume (in billions)	118.9	48.3	167.2
Revenue (in millions)	834.9	277.0	1,111.8
Adjusted EBITDA(a) (in millions)	357.1	71.5	428.6
Adjusted EBITDA less capital expenditures (in millions)	313.6	66.6	380.2

(a)	Does not include up to $21 million of estimated run-rate cost synergies expected to be achieved within 24 months.

Forward-Looking Information

This press release contains “forward-looking information” within the meaning of applicable securities laws. Forward-looking information is identified by the use of terms and phrases such as “may”, “would”, “should”, “could”, “expect”, “intend”, “estimate”, “anticipate”, “plan”, “foresee”, “believe”, or “continue”, the negative of these terms and similar terminology, including references to assumptions, in each case as they relate to the Company, Paya or the combined business following the proposed transaction, although not all forward-looking information contains these terms and phrases. Particularly, statements relating to the proposed transaction and its expected consummation, the conditions precedent to the closing of the proposed transaction, the committed credit facility, available liquidities/cash on hand, the attractiveness of the proposed transaction from a financial perspective in various financial metrics; expectations regarding anticipated cost savings and synergies; the strength, complementarity and compatibility of the Paya business with Nuvei’s existing business; other anticipated benefits of the proposed transaction; Nuvei’s business outlook, objectives, development, plans, growth strategies and other strategic priorities; Nuvei’s estimated position and strengths in integrated payments, B2B and global eCommerce; the estimated size of addressable markets; and statements relating to Nuvei’s future growth, results of operations, performance, business, prospects and opportunities, the expected synergies to be realized and certain expected financial ratios; expectations regarding revenue synergies, up-selling and cross-selling opportunities and intention to capture an increasing share of addressable markets, and other statements that are not historical facts constitute forward-looking information. The Russia and Ukraine conflict, including potential impacts of sanctions, may also heighten the impact of certain factors described herein.

In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding future events or circumstances. Forward-looking information is based on management's beliefs and assumptions and on information currently available to management, including, among other things, assumptions about the satisfaction of all closing conditions (such as regulatory approval for the proposed transaction and the tender of at least a majority of the outstanding shares of common stock of Paya) and the successful completion of the proposed transaction within the anticipated timeframe; Nuvei’s ability to retain and attract new business, achieve synergies and strengthen its market position arising from successful integration plans relating to the proposed transaction; Nuvei’s ability to otherwise complete the integration of the Paya business within anticipated time periods and at expected cost levels; Nuvei’s ability to attract and retain key employees in connection with the proposed transaction; management’s estimates and expectations in relation to future economic and business conditions and other factors in relation to the proposed transaction and resulting impact on growth in various financial metrics; assumptions regarding foreign exchange rate, competition, political environment and economic performance of each region where Nuvei and Paya operate; the realization of the expected strategic, financial and other benefits of the proposed transaction in the timeframe anticipated; and the absence of significant undisclosed costs or liabilities associated with the proposed transaction.

Although the forward-looking information contained herein is based upon what we believe are reasonable assumptions, investors are cautioned against placing undue reliance on this information since actual results may vary from the forward-looking information.

Forward-looking information involves known and unknown risks and uncertainties, many of which are beyond our control, that could cause actual results to differ materially from those that are disclosed in or implied by such forward-looking information. These risks and uncertainties include, but are not limited to, Nuvei’s inability to successfully integrate the Paya business upon completion of the proposed transaction; the possible delay or failure to satisfy the conditions to the closing of the proposed transaction; legal proceedings that may be instituted related to the Merger Agreement; the risk that the proposed transaction may not be completed in a timely manner, or at all; the potential failure to obtain the regulatory approvals in a timely manner, or at all; the potential failure to realize anticipated benefits from the proposed transaction; the occurrence of any event, change or other circumstance that could give rise to the termination of the definitive agreement, including as a result of a superior proposal; Nuvei or Paya being adversely impacted during the pendency of the proposed transaction; change of control and other similar provisions and fees, and the risk factors described in greater detail under “Risk Factors” of the Company’s annual information form filed on March 8, 2022 (the “AIF”) and Paya’s most recent Annual Report on Form 10-K for the year ended December 31, 2021 and Quarterly Reports on Form 10-Q. The foregoing list is not exhaustive and other unknown or unpredictable factors could also have a material adverse effect on the performance or results of the Company, Paya or the combined business following completion of the proposed transaction. There is no certainty, nor can the Company provide any assurance, that the conditions to closing of the proposed transaction will be satisfied or, if satisfied, when they will be satisfied. If the proposed transaction is not completed for any reason, there is a risk that the announcement of such transaction and the dedication of substantial resources of the Company and Paya to the completion thereof could have a negative impact on the Company’s and Paya’s operating results and business generally, and could have a material adverse effect on the current and future operations, financial condition and prospects of the Company and Paya. In addition, failure to complete the proposed transaction for any reason could materially negatively impact the market price of the Company’s and Paya’s securities. The Company and Paya have also incurred significant transaction and related costs in connection with the proposed transaction, and additional significant or unanticipated costs may be incurred.

Consequently, all of the forward-looking information contained herein is qualified by the foregoing cautionary statements, and there can be no guarantee that the results or developments that we anticipate will be realized or, even if substantially realized, that they will have the expected consequences or effects on our business, financial condition or results of operation. Unless otherwise noted or the context otherwise indicates, the forward-looking information contained herein represents our expectations as of the date hereof or as of the date it is otherwise stated to be made, as applicable, and is subject to change after such date. However, the Company and Paya disclaim any intention or obligation or undertaking to update or amend such forward-looking information whether as a result of new information, future events or otherwise, except as may be required by applicable law.

Nuvei Investor Contact

Anthony Gerstein

Nuvei Corporation

Vice President, Head of Investor Relations

anthony.gerstein@nuvei.com

Nuvei Media Contact

Guillaume Conteville

Nuvei Corporation

Chief Marketing Officer

guillaume.conteville@nuvei.com

Paya Investor Contact

Paya Holdings Inc.

ir@paya.com

Paya Media Contact

Paya Holdings Inc.

pr@paya.com